January 31, 2019

Garry Menzel
Chief Executive Officer
TCR2 Therapeutics Inc.
100 Binney Street
Suite 710
Cambridge, MA 02142

       Re: TCR2 Therapeutics Inc.
           Registration Statement on Form S-1
           Filed December 28, 2018
           File No. 333-229066

Dear Mr. Menzel:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Capitalization, page 73

1. Your capitalization table indicates that there are 5,626,474 shares of common stock outstanding as of September 30, 2018; however, your Balance Sheets (page F-21) and
       Statements of Equity (page F-23) indicate that there are 4,218,071 shares of common stock outstanding as of September 30, 2018. Please clarify throughout the filing, as applicable, if you issued and repurchased common stock as of September 30, 2018 in connection with the 1,408,399 shares of unvested common stock options, unvested warrants and restricted stock discussed on pages 10 and 74. Please explain why these issuances are excluded from common stock outstanding on the balance sheet.
 Garry Menzel
TCR2 Therapeutics Inc.
January 31, 2019
Page 2
2. Your calculation of 112,626,475 shares of common stock outstanding as of September 30,
         2018 after giving effect to the automatic conversion appears to be based on 5,626,474 shares outstanding. Please revise throughout the filing or advise. Dilution, page 75

3. It appears that your net tangible book value, both historical and pro forma, at September
         30, 2018 includes deferred offering costs of $1.2 million. Please revise to calculate net tangible book value excluding deferred offering costs. Refer to Item 506 of Regulation S-
         K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sisi Cheng at 202-551-5004 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact
Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameGarry Menzel                               Sincerely,
Comapany NameTCR2 Therapeutics Inc.
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Corporation Finance
January 31, 2019 Page 2                                      Office of
Healthcare & Insurance
FirstName LastName